Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Purchase Two LR1 Product Tankers with Short-Term Time Charters

Monaco—(Marketwire - May 17, 2010) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it entered into agreements to purchase two LR1 ice class-1A product tankers (approximately 74,000 dead weight tons) each with an existing time charter contract.  The aggregate purchase price of $92.0 million includes an estimated $2.5 million related to value of the time charter contracts.  The two ships were built in 2008 and 2007 at the Onomichi Dockyard in Japan and are scheduled to be delivered by the end of June 2010.

The existing time charter contracts of $25,500 per day per ship plus 50% profit sharing over the base rate expire in October 2010 (plus or minus 30 days) for the vessel built in 2007 and January 2011 (plus or minus 30 days) for the vessel built in 2008.  The time charters, which were signed in 2007, are with a related party of Scorpio Tankers.

Emanuele Lauro, the CEO of Scorpio Tankers, commented, "We are excited about early delivery of the LR1 product tankers, which will provide significant cash flow during the traditionally weak summer season. Since our initial public offering six weeks ago, we have been executing our plan with the agreements to purchase four Handymax vessels and two LR1s for an aggregate purchase price of approximately $190 million. Upon delivery of the six ships, the average age of our fleet will be approximately 5.5 years."

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns two LR1 product tankers and one post-Panamax tanker with an average age of 6.9 years and has signed agreements to purchase four Handymax tankers and two LR1 ice class-1A product tankers. Additional information about the Company is available at the Company's website www.scorpiotankers.com. [Missing Graphic Reference]

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616